

February 19, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed February 1, 2021**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 8 on Form 1-A

Principal Interest Holders, page 244

1.   We note your response to our prior comment 1. Under Rule 405 of the Securities Act, a "director" means any director of a corporation *or any person performing similar functions* with respect to any organization whether incorporated or unincorporated. Under Article V, Section 5.1 of your Amended and Restated Limited Liability Company Agreement, your Managing Member has "full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series," which seems like your Managing Member performs similar functions to that of a director. Accordingly, please revise your Principal Interest Holders section to include the information required by Item 12 of Form 1-A.

<u>Exhibits</u>

2.   We note that you omit the name of the consignor/seller in many of your Consignment Agreements. Please tell us the basis on which you believe you can omit this information. In the alternative, please submit a confidential treatment request under Rule 406 covering the information redacted from the exhibit.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Brown